SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: March, 2007
Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
BCE Place, Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
The Registrant’s Management’s Discussion and Analysis and Financial Statements for the year ended December 31, 2006 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles contained on pages 1 to 127 of the 2006 Financial Report contained within Exhibit 99.1 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 29, 2007, the Registrant’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”, dated March 19, 2007 and included as Exhibit 99.2 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 29, 2007 and the consent of PricewaterhouseCoopers LLP included as Exhibit 99.3 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 29, 2007 are incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-14148), and the consent of PricewaterhouseCoopers LLP included as Exhibit 99.3 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 29, 2007 is also incorporated by reference as an exhibit to the registration statements on Form F-9 (File Nos. 333-120133 and 333-106592) and on Form S-8 (File Nos. 333-121500, 333-131715 and 333-135769) of Barrick Gold Corporation and the registration statements on Form F-9 of Barrick Gold Finance Company (File No. 333-120133-01) and on Form F-9 of Barrick Gold Inc. (File Nos. 333-120133-02 and 333-106592-01).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 29, 2007	By:	/s/ Sybil E. Veenman

		Name:	Sybil E. Veenman
		Title:	Vice President, Assistant General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation’s 2006 Annual Report

99.2	Barrick Gold Corporation’s Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 19, 2007

99.3	Consent of PricewaterhouseCoopers LLP